Exhibit 99.2

VASCULAR BIOGENICS LTD.

STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	March 31, 2022	December 31, 2021
	U.S. dollars in thousands
ASSETS
Current assets:
Cash and cash equivalents	$13,252	$21,986

Short-term bank deposits	31,221	31,164

Other current assets	2,044	1,697
Total current assets	46,517	54,847

Non-current assets:
Restricted bank deposits	360	362
Long-term prepaid expenses	164	182
Funds in respect of employee rights upon retirement	407	415
Property, plant and equipment, net	6,949	6,847
Operating lease right-of-use assets	1,892	2,008
Total non-current assets	9,772	9,814
Total assets	$56,289	$64,661

LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accruals:
Trade	$6,188	$4,331
Other	3,799	4,408
Deferred revenue	546	658
Current maturity of operating leases liability	516	529

Total current liabilities	$11,049	$9,926

Non-current liabilities:
Liability for employee rights upon retirement	580	546

Operating lease liability	1,657	1,823
Other non-current liability	205	188
Total non-current liabilities	2,442	2,557

Total liabilities	$13,491	$12,483

Ordinary shares subject to possible redemption, 615,366 shares at redemption value (see note 4)	-	1,598

Shareholders’ equity:

Ordinary shares, NIS 0.01 par value; Authorized as of March 31, 2022 and December 31, 2021, 150,000,000 shares; issued and outstanding as of March 31, 2022 and December 31, 2021 69,337,312 and 68,711,584 shares, respectively (excluding -0- and 615,366 shares subject to possible redemption, as of March 31, 2022 and December 31, 2021, respectively)	173	171
Additional paid in capital	311,999	309,355
Warrants	3,127	3,127
Accumulated deficit	(272,501)	(262,073)
Total equity	42,798	50,580

Total liabilities and equity	$56,289	$64,661

The accompanying notes are an integral part of the condensed consolidated financial statements.

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VASCULAR BIOGENICS LTD.

STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

(UNAUDITED)

	Three Months Ended
	March 31,
	2022	2021
	U.S. dollars in thousands
Revenues	$113	$185
Cost of revenues	(55)	(90)
Gross profit	58	95
Research and development expenses, net	7,460	4,769
General and administrative expenses	3,162	1,673
Operating loss	10,564	6,347
Financial income	(146)	(84)
Financial expenses	10	20
Financial income, net	(136)	(64)
Net loss and comprehensive loss	$10,428	$6,283

U.S. dollars
Loss per share (see note 3)
Basic and diluted	$0.13	$0.12

Number of shares
Weighted average ordinary shares outstanding
Basic and diluted	77,386,967	52,113,675

The accompanying notes are an integral part of the condensed consolidated financial statements.

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VASCULAR BIOGENICS LTD.

STATEMENTS OF CHANGES IN

ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ EQUITY

(UNAUDITED)

			Additional				Ordinary shares
			paid		Accumulated	Total	subject to possible
	Ordinary shares in		capital	Warrants	deficit	equity	redemption
	shares	Amount	U.S. dollars in thousands				shares	Amount
Balance at January 1, 2021	48,187,463	$108	$252,561	$10,401	$(232,153)	$30,917	-	-
Changes for the three months ended March 31, 2021
Net loss					(6,283)	(6,283)
Issuance of ordinary shares, net of issuance costs	14,70,000	5	3,531		-	3,536
Exercised warrants	48,61,906	14	8,879	(1,845)		7,048
Issuance of ordinary shares subject to possible redemption							615,366	1,598
Share based compensation			436	-	-	436
Balance at March 31, 2021	54,519,369	$127	$265,407	$8,556	$(238,436)	$35,654	615,366	$1,598

			Additional				Ordinary shares
			paid in		Accumulated	Total	subject to possible
	Ordinary shares		capital	Warrants	deficit	equity	redemption
	shares	Amount	U.S. dollars in thousands				shares	Amount
Balance at January 1, 2022	68,711,584	$171	$309,355	$3,127	$(262,073)	$50,580	615,366	$1,598
Changes for the three months ended March 31, 2022
Net loss					(10,428)	(10,428)
Reclassification of redemption shares into ordinary shares	615,366	2	1,596		-	1,598	(615,366)	(1,598)
Share based compensation to employees and service provider	10,362	*	1,048	-	-	1,048
Balance at March 31, 2022	69,337,312	$173	$311,999	$3,127	$(272,501)	$42,798	-	$-

*	less than one thousand dollars

The accompanying notes are an integral part of the condensed consolidated financial statements.

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VASCULAR BIOGENICS LTD.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended March 31,
	2022	2021
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,428)	$(6,283)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	338	296
Interest (income) expenses	(57)	4
Net changes in operating leases	(63)	(98)
Interest expenses on finance lease	-	(2)
Exchange (gains) losses on cash and cash equivalents and restricted cash	(1)	46
Changes in accrued liability for employee rights upon retirement	42	(8)
Share-based compensation	1,048	436
Changes in operating assets and liabilities:
(Increase) decrease in other current assets and long-term prepaid expenses	(329)	285
Decrease in trade receivables	-	129
Increase (decrease) in accounts payable:
Trade	1,857	(360)
Other (including other non-current liability)	(592)	(268)
Decrease in deferred revenue	(112)	(188)
Net cash used in operating activities	$(8,297)	$(6,011)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	$(440)	$(211)

Maturity of short-term bank deposits	-	5,085
Net cash (used in) provided by investing activities	$(440)	$4,874

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants	-	3,594
Issuance costs	-	(58)
Proceeds from issuance of ordinary shares subject to possible redemption	-	1,598
Proceeds from exercised warrants	-	7,048
Finance lease payments	-	(104)
Net cash provided by financing activities	$-	$12,078

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	$(8,737)	$10,941
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	22,348	13,697
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	1	(46)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$13,612	$24,952

SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Right of use assets obtained in exchange for new operating lease liabilities	$-	$182

RECONCILIATION OF CASH, CASH EQUIVALENTS, AND RESTRICTED CASH REPORTED IN THE STATEMENT OF FINANCIAL POSITION
Cash and cash equivalents	13,252	24,231
Restricted bank deposits included in non-current assets	360	361
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$13,612	$24,592

SUPPLEMENTARY DISCLOSURE ON CASH FLOWS
Reclassification of ordinary shares subject to possible redemption into ordinary shares	$1,598	-
Interest received	$6	$25
Interest paid	$-	$(2)

The accompanying notes are an integral part of the condensed consolidated financial statements.

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VASCULAR BIOGENICS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – GENERAL

Vascular Biogenics Ltd. (“VBL” or the “Company”) is a late clinical-stage biopharmaceutical company committed to developing next-generation, targeted medicines for difficult-to-treat medical conditions. Using its novel platform technologies, VBL has created a pipeline of therapeutic product candidates designed to uniquely address cancer and immune-inflammatory diseases with the goal of significantly improving patient outcomes and overcoming the limitations of currently approved treatments. VBL’s product candidates are built off of its two platform technologies: the Vascular Targeting System (VTS™), a gene-based technology targeting newly formed blood vessels, and the Monocyte Targeting Technology (“MTT”), an antibody-based technology designed to specifically inhibit monocyte migration for immune-inflammatory applications.

VBL is currently evaluating its lead candidate, ofra-vec (ofranegene obadenovec, or `VB-111`), in a Phase 3 registration-enabling trial in platinum resistant ovarian cancer (the “OVAL trial”), which is fully enrolled and for which VBL anticipates progression free survival (“PFS”) primary endpoint data in the second half of 2022. VBL is also supporting Phase 2 trials in recurrent glioblastoma multiforme (“rGBM”) and metastatic colorectal cancer (“mCRC”), where it expects preliminary data in 2022. VBL’s second program, VB-601, is an investigational proprietary monoclonal antibody that binds MOSPD2, which VBL calls the “mono-walk” receptor, and is engineered to specifically prevent monocytes from exiting the blood stream and traveling to inflamed tissues. VB-601 is expected to begin a first-in-human clinical trial in the second half of 2022.

Since inception, VBL has incurred significant losses, and it expects to continue to incur significant expenses and losses for at least the next several years. As of March 31, 2022, VBL had an accumulated deficit of $272.5 million. VBL’s losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of its clinical trials, the receipt of payments under any future collaboration agreements it may enter into, and its expenditures on other research and development, and commercialization activities.

As of March 31, 2022, VBL had cash, cash equivalents, short-term bank deposits and restricted bank deposits of $44.8 million. Based on its current cash resources, VBL believes its current cash will be sufficient to fund operating expenses and capital expenditure requirements for at least 12 months from the date of the filing of these financial statements. VBL may seek to raise more capital to pursue additional activities, including through a combination of private and public equity offerings, debt, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when VBL needs it or may not be available on terms that are favorable to VBL.

In 2017, VBL entered into an exclusive license agreement with NanoCarrier Co., Ltd. (the “NanoCarrier License”) for the development, commercialization, and supply of ofra-vec in Japan for all indications.

In September 2021, VBL established VBL Inc., a U.S. based subsidiary of VBL, and began U.S. operations from this entity beginning in the fourth quarter of 2021.

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated financial statements of VBL have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements. In the opinion of management, all adjustments (of a normal recurring nature) considered necessary for the fair statement of the results for the interim periods presented have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements in the Annual Report on Form 20-F for the year ended December 31, 2021, filed by VBL with the U.S. Securities and Exchange Commission (the “Commission”) on March 23, 2022. The comparative balance sheet at December 31, 2021 has been derived from the audited financial statements at that date.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2021 and for the year then ended.

Recently issued accounting pronouncements

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-04, “Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” In addition, in January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform (Topic 848) - Scope.” The amendments in these ASUs apply to all entities that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. Together, these ASUs provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. These ASUs were effective upon issuance and may be applied prospectively to contract modifications and hedging relationships entered into or evaluated through December 31, 2022. The adoption of this standard did not have material impact on the Company’s consolidated financial statements.

Net Loss Per Share

VBL complies with accounting and disclosure requirements of FASB Accounting Standards Codification (“ASC”) Topic 260, “Earnings Per Share.” Basic loss per share of common stock is computed by dividing the net loss by the weighted average number of ordinary shares (including fully vested restricted stock units (“RSUs”) and performance stock units (“PSUs”)) outstanding during the period. Due to the existence of ordinary shares subject to possible redemption, the Company follows the two-class method in calculating loss per share. In computing diluted earnings per share, basic earnings per share are adjusted to take into account the potential dilution that could occur upon the exercise of options and non-vested RSUs and PSUs, using the treasury stock method.

Accretion associated with the ordinary shares subject to possible redemption is excluded from loss per ordinary share.

Potentially dilutive securities have been excluded from VBL’s computation of net loss per share as such securities would have been anti-dilutive. There were 13,274,221 ordinary shares underlying outstanding options and warrants at March 31, 2022, and 18,359,667 ordinary shares underlying outstanding options and warrants at March 31, 2021.

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NOTE 4 – SHAREHOLDERS’ EQUITY

a. On February 11, 2022, VBL entered into an Open Market Sale AgreementSM with Jefferies LLC (“Jefferies”), to offer and sell from time to time its ordinary shares, NIS 0.01 par value, having an aggregate offering price of up to $50.0 million (the “ATM Facility”). From February 11, 2022 through May 13, 2022, no shares were sold under the ATM Facility.

b. Effective February 13, 2022, the board of directors of VBL approved the adoption of the Inducement Plan (2022) to reserve an additional two million (2,000,000) of VBL’s ordinary shares, NIS 0.01 par value per ordinary share, to be exclusively for grants of awards to individuals who were not previously employees or non-employee directors of VBL (or following a bona fide period of non-employment with VBL), as an inducement material to each such individual’s entry into employment with VBL within the meaning of Rule 5635(c)(4) of the Nasdaq Listing Rules (Rule 5635(c)(4)). The Inducement Plan (2022) was approved by the board of directors without shareholder approval pursuant to Nasdaq Listing Rule 5635(c)(4). The term of each option granted under this plan will be determined by the board of directors, but no option shall be exercisable more than 10 years from the date of its grant.

c. In February 2022, the 615,366 shares that were classified as redeemable shares in 2021 were no longer subject to redemption and were classified as shareholders’ equity.

NOTE 5 – REVENUE

The revenues recognized for the three months ended March 31, 2022 comprise revenues from the exclusive license agreement for the development, commercialization, and supply of ofra-vec in Japan for all indications. The revenues are recognized according to ASC 606, “Revenues from Contracts with Customers.”

VBL has identified two performance obligations in the NanoCarrier License: (1) Grant of the license and use of its IP; and (2) VBL’s participation and consulting assistance services. In addition, there is a potential performance obligation regarding future manufacturing.

During the three months ended March 31, 2022, VBL recognized revenue of $0.1 million.

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